Schedule 13G
Exhibit A
Identification and Classification of Subsidiaries
Total Investments USA, Inc.
Total Investments USA, Inc. is a wholly owned indirect subsidiary of Total S.A.
Total Investments USA, Inc. beneficially owns the following shares:

Amount beneficially owned:	4,505,268
Percent of class:	8.1%
Number of shares as to which such person has:
Sole power to vote:	4,505,268
Shared power to vote:	-0-
Sole power to dispose of:	4,505,268
Shared power to dispose of:	-0-